Ladenburg Thalmann & Co. Inc.
520 Madison, 9th Floor
New York, New York 10022

April 18, 2012

VIA EDGAR [CORRESPONDENCE FILING] Mr. Kevin C. Rupert Accountant United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Firsthand Technology Value Fund, Inc. Registration Statement on Form N-2 (File Nos. 333-179606 and 814-00830)

Dear Mr. Rupert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective underwriters of the above captioned securities, hereby joins in the request of Firsthand Technology Value Fund, Inc. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 9:30 a.m., Eastern Time, on Thursday, April 19, 2012, or as soon thereafter as practicable.

Very truly yours,

LADENBURG THALMANN & CO., INC., AS THE REPRESENTATIVE OF THE SEVERAL UNDERWRITERS

By:	/s/ Steven Kaplan
Name: Steven Kaplan
Title: Head of Capital Markets